Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor

New York, New York 10103-3198

www.fulbright.com

Roy L. Goldman Partner rgoldman@fulbright.com	direct dial: telephone: facsimile:	(212) 318-3219 (212) 318-3000 (212) 318-3400

October 26, 2006

VIA EDGAR

Mr. Michael Moran

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 03-05

Washington, D.C. 20549

Re:	Cygne Designs, Inc.
Form 10-K and 10-K/A for the year ended January 31, 2006
Filed May 1, 2006 for the 10-K and May 22, 2006 for the 10K/A

Form 10-Q for the quarter ended April 30, 2006
Filed June 14, 2006
File No.’s 000-22102

Dear Mr. Moran:

On behalf of Cygne Designs, Inc. (the “Company”), we hereby submit to you changed pages to the Company’s Annual Report on Form 10-K for the year ended January 31, 2006 (the “Annual Report”) and to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 (the “Quarterly Report”), reflecting proposed changes to be made in response to the Staff’s comment letter dated October 2, 2006. If the foregoing pages are acceptable, the Company will file the changes to the comment letters dated October 2, 2006 and July 28, 2006 in an Amendment No. 1 to its Form 10-K/A and an amendment to its Form 10-Q for each of the fiscal quarters ended April 30, 2006 and July 31, 2006.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses were prepared by the Company in consultation with its independent registered public accounting firm. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the October 2, 2006 comment letter, are the Company’s responses to the Staff’s comments.

HOUSTON • NEW YORK • WASHINGTON DC • AUSTIN • DALLAS • LOS ANGELES • MINNEAPOLIS • SAN ANTONIO

DUBAI • HONG KONG • LONDON • MUNICH • RIYADH

Mr. Michael Moran

October 26, 2006

Form 10-K January 31, 2006

Consolidated Balance Sheets, page F-4

Consolidated Statements of Cash Flows, page F-7

1.	We note your response to our prior comment 8 and 9. We are not persuaded that the right of setoff exists. You state you can offset the amount you owe for advances with the amount owed to you from factored receivables. Please tell us what consideration you gave to the provision in the Factoring Agreement that states all advances made to you are payable on demand. The Security Agreement provides for a security interest in all inventory, goods and general intangibles to secure payment by the company and also states recourse to security is not required and you remain liable on demand for all loans and advances. In this regard, the maturities differ with amounts due from the factor having a longer term maturity. As such it does not appear that you may offset the advances you owe with amounts due you for factored receivables since you must settle the advances in the manner the factor selects. Please advise or revise.

Response :

Pursuant to our conversation with the Staff, while the Company continues to believe it has the right of set-off and properly accounted for the transactions under the Factoring Agreement, the Company will update its presentation of the factored receivables and amounts owed for advances to show these items as separate captions on the balance sheet and on the cash flow statements. Please see the attached proposed disclosure for Consolidated Balance Sheets on page F-4 and Consolidated Statements of Cash Flows on F-7 of the Annual Report. All appropriate conforming changes will be made to the footnotes to the financial statements and to the MD&A.

Note 2, Registration Rights Agreement, page F-16

2.	We note your response to our prior comment 12. We understand your registration statement effective deadline has been extended to September 30, 2006 and no contingent liability is recorded in your financial statements. Please explain to us how you determine it is not probable that you will pay any liquidated damages. Historical performance indicates the deadline will not be reached but it is possible an extension will be granted. If your response associates probability with the likelihood of an extension, please discuss the timing with regards to when you are made aware an extension will be granted and the possibility that an extension will not be granted. Additionally, please explain to us the efforts being taken to meet the deadlines.

Mr. Michael Moran

October 26, 2006

Response :

The Company notes the Staff’s comment. In the past, the Company has requested an extension at least twenty days before the Registration Rights Agreement expiration date and the extension always has been immediately granted. At the present time, the Registration Rights Agreement has been extended to December 31, 2006 and this extension will be disclosed in the Form 10-Q for the period ended October 31, 2006. The Company intends to file an amendment to its current Registration Statement on file and seek effectiveness thereof as soon as the amended reports for the periods covered by the Staff’s comment letters of July 28, 2006 and October 2, 2006 are filed with the SEC.

Note 5, Credit Facilities, page F-19

3.	We note your response to prior comment 15. If all of your receivables are factored and based on the agreement, as discussed in prior comment 8, the assets are legally transferred without recourse with the exception of the “chargebacks” (late shipments and quality defects), please explain to us the “other deductions” reserved.

Response :

The Company notes the Staff’s comment. The other deductions represent inventory in-transit to the customer. Please see the attached proposed disclosure which now nets the other deductions against the Factored Receivables.

Please note that on behalf of the Company, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Moran

October 26, 2006

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3219.

Very truly yours,

Roy L. Goldman

Enclosure

cc:	Roy E. Green

Changes to be shown in the second amendment to the 10 K/A.

Comment 1

Consolidated Balance Sheets

Cygne Designs, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

			January 31, 2006	January 29, 2005
Assets		Memo Only
Current Assets:
Cash and cash equivalents			$977	$3,575
Trade accounts receivable			70	837
Due from Factor, net of allowances			15,407	—
Inventories			4,489	2,707
Marketable securities			23	37
Other receivables and prepaid expenses			306	292

Total current assets		~~5.865~~	21,272	7,448
Fixed assets, net			724	1,679
Intangible assets, net			2,475	—
Goodwill			66,576	—
Deposits			68	33

Total assets		$75,708	$91,115	$9,160

Liabilities and Stockholders’ Equity
Current liabilities:
~~Due to factor~~ Advances from factor	~~$~~	~~444~~	$15,851	$—
Current portion of long term note payable to a related party			729	—
Due to related parties, net			550	—
Accounts payable			1,524	362
Accrued expenses			967	517
Income taxes payable			585	566

Total current liabilities		~~4,799~~	20,206	1,445
Secured subordinated promissory note payable to a related party, net			28,420	—

Total liabilities		~~33,219~~	48,626	1,445

Commitments and contingencies (note 13)

Stockholders’ equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized: none issued and outstanding			—	—
Common Stock, $0.01 par value; 100,000,000 and 25,000,000 shares authorized: 24,454,459 and 12,438,038 shares issued and outstanding, at January 31, 2006 and January 29, 2005, respectively			245	124
Paid-in capital			161,046	120,918
Deferred compensation			(255)	—
Accumulated other comprehensive loss			(17)	(178)
Accumulated deficit			(118,530)	(113,149)

Total stockholders’ equity			42,489	7,715

Total liabilities and stockholders’ equity	~~$~~	~~75,708~~	$91,115	$9,160

See accompanying notes.

F-5

Comment 1

Consolidated Statements of Cash Flows, Page F-7

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

				Year Ended
			January 31, 2006	January 29, 2005	January 31, 2004

Operating activities	Memo Only

Net (loss) income			($5,381)	$313	$384
Adjustments to reconcile net income to net cash provided by operating activities:
Reversal of income tax liability			(11)	(12)	(400)
Loss on sale of business			—	—	479
Depreciation and amortization of fixed assets			292	330	281
Amortization of intangible assets			896	—	—
Loss on impairment of long-lived assets			978	—	—
Amortization of debt discounts			3,460	—	—
Allowance for customer chargebacks and trade discounts			1,962	—	—
Non-cash stock compensation			36	—	—
Loss on marketable securities			175	26	—
Changes in operating assets and liabilities:
Trade accounts receivable			767	(837)	—
Due from factor	—		(1,518)	1,775	419
Inventories			(1,782)	(501)	(267)
Other receivables and prepaid expenses			(14)	(12)	125
Deposits			(24)	10	—
Accounts payable			1,162	(261)	(322)
Accrued expenses			417	(297)	347
Income taxes payable			30	(12)	8
Due to related parties			300	—	—

Net cash provided by operating activities	~~3,263~~		1,785	522	1,054
Investing activities
Purchase of the denim business			(4,199)	—	—
Purchase of fixed assets			(158)	(292)	(319)

Net cash used in investing activities			(4,357)	(292)	(319)
Financing activities
Exercise of stock options			14	—	—
Advances from factor			49,546	—	—
Repayments of advances to factor			(49,546)	—	—

Net cash provided by financing activities	~~(1,504~~	~~)~~	14	—	—
Net (decrease) increase in cash and cash equivalents			(2,598)	230	735
Cash and cash equivalents at beginning of year			3,575	3,345	2,610

Cash and cash equivalents at end of year			$977	$3,575	$3,345

See accompanying notes.

F-3

Comment 3

Note 5, Credit Facilities, Page F-19

Under the factoring agreement, the Company sells to Milberg without recourse all of the Cygne receivables which are acceptable to Milberg. Cygne estimates the allowances for customer chargebacks to be applied against its respective non-recourse factored trade accounts receivable considering both historical and anticipated deductions taken by customers. As of January 31, 2006, Cygne had reserved approximately $1,962,000 for allowances for customer chargebacks. (See comment 16 to the SEC comment letter dated July 28, 2006 as previously submitted for additional insertion after the above words “trade discounts”)

Factored receivables of $17,369,000 are without recourse and no factored receivables are with recourse.

	Memo only
Outstanding factored receivables	~~$~~	~~17,909,000~~		$17,369,000
~~Less, factor advances~~				~~(15,851,000~~	)
~~Less, allowances and chargebacks and other deductions~~		~~(2,502,000~~	~~)~~
Less, allowances for chargebacks				(1,962,000)

~~Less, other deductions~~				~~(540,000~~	~~)~~
Due ~~to~~ from factor, net of ~~factor advances and reserves~~ allowances for chargebacks ~~and other deductions~~	~~($~~	~~444,000~~	~~)~~	15,407,000
Advances from factor				15,851,000

Net amount due to factor				($444)

F-4